LMS AND BEST PRACTICES MEDICAL PARTNERS ENTER AGREEMENT FOR CALM SHOULDER SCREEN RISK MANAGEMENT TOOL

Montreal, Quebec, August 21, 2007 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software for obstetrics, today announced that it has entered into an agreement regarding the use of CALM Shoulder ScreenTM with Best Practices Medical Partners, LLC, (BPMP). The Lakeland OB/GYN Group in Florida is the first group of obstetricians to be insured by a BPMP affiliate and having achieved go live on CALM Shoulder Screen.

According to the American College of Obstetricians and Gynecologists’ list of Red Alert states, Florida offers a particularly difficult medical malpractice climate. In The Medical Liability Monitor’s 2005 rate review, premium costs of up to $300,000 were reported for OB/GYNs in this state. Unaffordable malpractice rates stress the system in a variety of ways and contribute to the shortage of OB specialists, thereby increasing risk for mothers and infants.

Based out of Fort Lauderdale, FA, BPMP provides superior clinical risk management services to organizations at risk for medical liability, including a first group of obstetricians in the state of Florida. BPMP, as its name indicates, teams with physician offices who derive value by implementing best practices and technologies to improve clinical risk assessment while mitigating associated financial risks.

Shoulder dystocia represents one of the most important causes of litigation and payouts in obstetrics. The condition occurs when the baby’s shoulder gets stuck behind the mother’s pubic bone during childbirth. Generally viewed in the medical community as unpredictable and unpreventable, shoulder dystocia is one of the most feared conditions that can occur during labor and delivery. Potential injuries include brachial plexus impairment, brain damage and sometimes death, with associated medical malpractice payouts ranging from $500,000 to $2 million.

“Incentivising the use of CALM Shoulder Screen by our insured physicians is consistent with our philosophy of encouraging insured physicians to adopt best practices,” said Richard Welch, President and CEO of Best Practices Medical Partners. “This technology coupled with complementary practice improvement strategies will enable us to be as successful with our new obstetrical malpractice offering as we have been in our traditional markets.”

“LMS’ risk management tools provide a proactive, preventive approach to addressing a major challenge in obstetrics,” said Dr. Peter Alvarez, managing partner of the Lakeland Group. “In addition, its ease of implementation and use has facilitated its integration into our provision of care on a day-to-day basis.”

About Best Practices Medical Partners, LLC: Best Practices Medical Partners, LLC (BPMP) provides superior clinical risk management services to the organizations at risk for medical liability. BPMP is committed to bringing quality and risk management solutions to organizations that wish to actively address medico-legal risk.

About the Lakeland OB/GYN Group: Lakeland OB/GYN is comprised of a group of Board Certified Obstetrician/Gynecologists committed to providing full women’s care for the Lakeland, Florida area in a private, relaxed environment. We are committed to providing full women’s care services including routineprenatal care and delivery, high risk prenatal care, family planning, full gynecologic care and surgery, well women visits and pap smears, infertility, the latest birth control methods, menopause, and adolescent gynecologic care, amongst others. We also provide Obstetrical Sonograms in our office with our new 4-D Ultrasound.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of compet itive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	Jeff Walker / Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com